EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the period ended December 31, 2009, the Marketfield Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Accumulated	Accumulated Net
Net Investment	Realized
Income/(Loss)	Gain/(Loss)	Paid-in Capital
$414,385	$(421,079)	$6,694

The reclassifications have no effect on net assets or net asset value per share.